October 27, 2020

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: David Gessert

Re:	Petros Pharmaceuticals, Inc.
Registration Statement on Form S-4
File No. 333-240064
Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) promulgated under the Securities Act of 1933, as amended, Petros Pharmaceuticals, Inc. (“Petros”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 (File No. 333-240064), as amended (the “Registration Statement”), be accelerated to 4:30 p.m. Eastern Time, on Thursday, October 29, 2020.

Petros requests that it be notified of the effectiveness of the Registration Statement on Form S-4 by telephone call to its counsel Jeffrey P. Schultz at (212) 692-6732, followed by written confirmation to the addresses listed on the cover page of the Registration Statement. Thank you for your attention to this matter.

[Signature page follows]

Very truly yours,

PETROS PHARMACEUTICALS, INC.

By:	/s/ Fady Boctor
Name:	Fady Boctor
Title:	President and Chief Commercial Officer

cc:	Securities and Exchange Commission

Eric Envall

Franklin Wyman

Brian Cascio

Neurotrope, Inc.

Joshua N. Silverman

Metuchen Pharmaceuticals, LLC

John D. Shulman

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Kenneth R. Koch, Esq.

Morgan, Lewis & Bockius LLP

Andrew M. Ray, Esq.